UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 ( X ) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2012

OR

 ( ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

001-31708
(Commission file number of the issuer)

CAPITOL BANCORP LIMITED
RETIREMENT PLAN
(Full title of plan)

CAPITOL BANCORP LTD.
Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan 48933
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Financial Statements and Schedules.

As permitted in the Instructions to Form 11-K, the information called for in Items 1-3, inclusive, is submitted pursuant to Item 4.

Item 4.	ERISA Financial Statements and Schedules.

The attached audited financial statements and schedules of Capitol Bancorp Limited Retirement Plan (the "Plan"), which are hereby incorporated herein by reference, have been prepared in accordance with the financial reporting requirements of ERISA:

Report of Independent Registered Public Accounting Firm dated June 24, 2013

Statements of Net Assets Available for Benefits—December 31, 2012 and 2011

Statements of Changes in Net Assets Available for Benefits—years ended December 31, 2012 and 2011

Notes to Financial Statements

Supplemental Schedule as of the year ended December 31, 2012

All financial statements and schedules of the Plan have been incorporated herein by reference from the attached audited financial statements and schedules of the Plan.  No other schedules are included here because they are either not required or not applicable.

The Consent of Independent Registered Public Accounting Firm, BDO USA, LLP, is attached to this Form 11-K as Exhibit 23.

Capitol Bancorp Limited Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	5

Notes to Financial Statements	6-16

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	17-18

Report of Independent Registered Public Accounting Firm

Retirement Plan Committee
Capitol Bancorp Limited Retirement Plan
Lansing, Michigan

We have audited the accompanying statements of net assets available for benefits of Capitol Bancorp Limited Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, Capitol Bancorp Limited (Plan Sponsor) has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. As a result of the Plan Sponsor's bankruptcy filing, the continuation of the Plan is uncertain. The financial statements do not include any adjustments, if any, that might result from this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 24, 2013

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Capitol Bancorp Limited Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011

Investments, at fair value
Self-directed brokerage accounts:
Corporate stocks	$161,238	$199,482
Mutual funds	112,036	117,167

Total self-directed brokerage accounts	273,274	316,649

Common stocks issued by Plan Sponsor and affiliates (Notes 2 and 3)	270,663	364,256
Mutual funds	20,199,091	19,659,468
Guaranteed investment contract	4,066,308	5,088,787

Total investments, at fair value	24,809,336	25,429,160

Notes receivable from participants	360,153	546,092

Net assets reflecting investments at fair value	25,169,489	25,975,252

Adjustment from fair value to contract value for fully benefit‑responsive investment contract (Note 6)	214,016	267,831

Net Assets Available for Benefits	$25,383,505	$26,243,083

See accompanying notes to financial statements.

Capitol Bancorp Limited Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2012	2011

Additions
Investment income:
Interest income from guaranteed investment contract	$87,260	$128,815
Dividend income	339,875	362,277
Net depreciation in fair value of common stocks	(118,439)	(320,605)
Net appreciation (depreciation) of mutual funds	2,398,623	(918,148)

Total investment income (loss)	2,707,319	(747,661)

Employer contributions	298,367	390,534
Participant contributions	2,365,084	3,021,669
Rollovers	149,323	53,997
Interest income from notes receivable from participants	17,458	28,163

Total Additions	5,537,551	2,746,702

Deductions
Benefits paid to participants	6,257,636	11,204,251
Administrative expenses	49,294	85,901

Total Deductions	6,306,930	11,290,152

Net decrease	(769,379)	(8,543,450)

Transfer in of Employee Stock Ownership Plan net assets,
beginning of year (Note 1)	-	140,065

Transfers out (Note 1)	(90,199)	-

Net Assets Available for Benefits, beginning of year	26,243,083	34,646,468

Net Assets Available for Benefits, end of year	$25,383,505	$26,243,083

See accompanying notes to financial statements.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

1.            Plan Description

The following description of the Capitol Bancorp Limited Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General

Effective January 1, 2011, the Capitol Bancorp Ltd. 401(k) Plan, together with Capitol's Employee Stock Ownership Plan (ESOP), merged with and into the Plan. As a result of this merger, attributes of both the Capitol Bancorp Ltd. 401(k) Plan and the ESOP were carried over into the Plan, including account share and basis balances, vesting, voting rights and contribution provisions. The Plan also provides for enhanced participant capabilities, including online viewing of account information, quarterly combined account statements and the ability to transfer holdings in Capitol's common stock into other investment options.

The Plan is a multiple employer, contributory, defined contribution plan available to qualifying employees of Capitol Bancorp Ltd. (Plan Sponsor or Plan Administrator) and its participating subsidiaries (collectively Capitol). To be eligible to participate, an employee must have attained the age of 21 and have completed at least 30 days of service. After the first day of the month following completion of all entrance requirements, eligible employees automatically defer 6% of their compensation, unless they elect a different deferral rate or elect not to participate. To be eligible to receive an ESOP discretionary contribution, an employee must be an active participant on the contribution date and have completed at least 1,000 hours of service in the Plan year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Principal Trust Company (Principal) is the Plan's trustee and record keeper.

The accompanying financial statements present the assets and liabilities and changes therein pertaining to the participant accounts with vested and nonvested rights in allocated shares of Capitol's common stock. All such shares held by the Plan have been allocated to participants' accounts as of December 31, 2012. Capitol has no rights against its shares that have been allocated to participants' accounts.

Contributions

Participants may contribute a percentage of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Effective January 1, 2011, Capitol's Board of Directors authorized matching contributions whereby participants electing to defer at least 3% of eligible compensation receive a 1% match of such eligible compensation from Capitol. Participants electing to defer less than 3% of eligible compensation are not eligible for this matching contribution.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Capitol may also make additional discretionary contributions to the Plan in such amounts as determined by its Board of Directors (none through December 31, 2012). Capitol's discretionary contributions to the Plan are allocated to each eligible participant's account in the same proportion that each participant's compensation for the Plan year bears to the total compensation of all participants.

Participants direct the investment of contributions into various investment options offered by the Plan. Currently, the Plan offers a guaranteed investment contract fund, a self-directed brokerage account and various mutual funds as investment options to all participants. The Plan also includes various employer-issued securities, including securities of certain nonpublic subsidiaries of Capitol in which no new investments can currently be made.

Effective June 25, 2012, contributions and transfers into Capitol's common stock by participants through the Plan have been suspended for an undetermined period of time.  During the suspension period, participants may continue to hold or sell shares of Capitol's common stock that were held in the Plan prior to June 25, 2012.

Participant Accounts

Each participant's account is credited with the participant's and Capitol's contributions and allocations of net Plan investment results based on the investment allocations selected by the participant and in accordance with the provisions of the Plan document.

Vesting

Participants are always 100% vested in the portion of their account resulting from elective deferral contributions.  Employees of Capitol on or prior to December 31, 2008 are also fully vested in matching contributions to the Plan.  Employees beginning employment on or after January 1, 2009 become vested in matching contributions based on years of service starting at 20% after two years of service and increasing 20% per year until 100% vesting is attained after six years of service or upon reaching normal retirement age of 65.  ESOP discretionary contributions follow this same graded vesting schedule regardless of when the employee began employment.  If a participant's employment terminates prior to account vesting, the nonvested portion of that participant's account is forfeited.

Forfeitures

Forfeitures resulting from nonvested portions of participant accounts upon the participant's termination of service prior to being fully vested may first be used to pay administrative expenses of the Plan. Any forfeitures remaining after Plan expenses are paid are used to offset future contributions.

Transfers Out

As permitted by the Plan, funds totaling $90,199 were transferred during 2012 to the Insperity 401(k) Plan, which was a new plan established by Texan Bank (formerly known as Bank of Fort Bend) after Capitol sold the bank. Upon the transfer, the effected participants became 100% vested in their accounts.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Payment of Benefits

Upon termination of service, including retirement, disability or death, a participant (or beneficiary, when applicable) may elect to receive a lump-sum distribution, a series of annual payments or a direct transfer to another qualified retirement plan or individual retirement account. Subject to certain conditions and terms, a participant may make voluntary withdrawals while employed. Distributions from the ESOP component of the Plan and self-directed brokerage accounts may be made in cash or in the form of shares of common stock.

Notes Receivable from Participants

Participants may borrow, subject to certain requirements, up to 50% of their vested account balance or $50,000, whichever is less, minus any outstanding loan balance for the 12 months before the date of the new loan. The minimum loan amount is $1,000. Such loans are secured by the balance in the participant's account. Interest rates on outstanding loans range from 4.25% to 8.25%. The loans are repaid ratably through bi-weekly payroll deductions over a period of five years or less.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of employer-issued securities credited to his or her account. Shares for which participants have not exercised their voting rights will be voted by the trustee in the same proportion as those shares voted.

Administrative Expenses

Certain administrative expenses of the Plan may be paid directly by Capitol or out of the Plan's assets. Certain transaction-based expenses are allocated to participants based upon specific identification of participants initiating such transactions.

Partial Plan Termination

The Plan Sponsor determined that during the year ended December 31, 2008, the Plan experienced a partial termination due to certain discontinued operations and resulting staff reductions.  Accordingly, all affected participants (terminated employees) received 100% vesting in the Plan Sponsor contributions to his/her accounts.  The partial plan termination is considered to still be in effect and affected employees continue to be granted 100% vesting in the Plan Sponsor portion of his/her accounts.

Plan Termination

Although it has not expressed any intent to do so, Capitol has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants' accounts will become fully vested and nonforfeitable.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Going Concern

On August 9, 2012, the Plan Sponsor along with its affiliate Financial Center Corporation filed joint voluntary petitions for relief under Chapter 11 of Title 11 of the Unites States Code in the United States Bankruptcy Court for the Eastern District of Michigan.  The bankruptcy proceedings are still in process.

As a result of the Plan Sponsor's bankruptcy proceedings, the continuation of the Plan is uncertain.  The financial statements do not include any adjustments that might result from this uncertainty, if any, and are prepared using the going concern basis, which assumes that the Plan will be able to meet its obligations as they become due for the foreseeable future.   If the Plan is terminated as a result of the bankruptcy proceedings, it is presumed the participants' accounts will become fully vested and nonforfeitable in the same manner as if the Plan were terminated voluntarily by Capitol.

2.            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities at the direction of Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to those risks, it is possible that changes in the values of investment securities may occur and such changes could materially affect participants' account balances and amounts reported in the Plan's financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Corporate Stocks: Valued at quoted market prices in an exchange and active market.

Common Stock Issued by Plan Sponsor and Affiliates: Common stock issued by the Plan Sponsor is valued at quoted market prices in an exchange and active market. Common stock as previously issued by the Plan Sponsor affiliates is valued at current book value or most recent selling price, which approximates fair value.  No new affiliate stock is allowed to be purchased by participants and participants are subject to certain restrictions on trading affiliate stock.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Plan.

Guaranteed Investment Contract: Valued at fair value as reported by the Plan's trustee by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 6).

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan Administrator believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments became effective for annual periods beginning after December 15, 2011, and if applicable, are included in the fair value disclosures in Note 4.

3.            Related Party Transactions

Investments in common stock represent shares of Capitol and some of its affiliates. Certain Plan investments are managed by Principal as trustee and custodian of the Plan. These qualify as party-in-interest transactions. Fees paid to Principal by the Plan totaled $6,273 and $11,098 for the years ended December 31, 2012 and 2011, respectively.  Fees paid by the Plan to a subsidiary of Capitol for investment advisory services totaled $43,021 and $74,803 in 2012 and 2011, respectively.

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Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

4.            Investments

The following tables summarize the Plan's investments based on fair value hierarchy levels:

December 31, 2012	Level 1	Level 2	Level 3	Total

Self-directed brokerage accounts
Corporate stocks	$161,238	$-	$-	$161,238
Mutual funds	112,036	-	-	112,036

Total self-directed brokerage accounts	273,274	-	-	273,274

Common stock issued by Plan Sponsor and affiliates	113,356	-	157,307	270,663

Mutual funds
Fixed income	2,923,166	-	-	2,923,166
Balanced/asset allocation	7,723,391	-	-	7,723,391
Large U.S. equity	4,563,294	-	-	4,563,294
Small/mid U.S. equity	2,818,406	-	-	2,818,406
International equity	1,851,599	-	-	1,851,599
Other	319,235	-	-	319,235

Total mutual funds	20,199,091	-	-	20,199,091

Guaranteed investment contract	-	-	4,066,308	4,066,308

Investments, at fair value	$20,585,721	$-	$4,223,615	$24,809,336

December 31, 2011	Level 1	Level 2	Level 3	Total

Self-directed brokerage accounts
Corporate stocks	$199,482	$-	$-	$199,482
Mutual funds	117,167	-	-	117,167

Total self-directed brokerage accounts	316,649	-	-	316,649

Common stock issued by Plan Sponsor and affiliates	208,144	-	156,112	364,256

Mutual funds
Fixed income	2,455,838	-	-	2,455,838
Balanced/asset allocation	7,177,449	-	-	7,177,449
Large U.S. equity	4,693,803	-	-	4,693,803
Small/mid U.S. equity	3,108,313	-	-	3,108,313
International equity	1,897,653	-	-	1,897,653
Other	326,412	-	-	326,412

Total mutual funds	19,659,468	-	-	19,659,468

Guaranteed investment contract	-	-	5,088,787	5,088,787

Investments, at fair value	$20,184,261	$-	$5,244,899	$25,429,160

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Changes in fair value of the Plan's Level 3 investment assets are summarized as follows:

Year ended December 31, 2012	Common Stocks Issued by Plan Sponsor and Affiliates	Guaranteed Investment Contract	Total

Balance, beginning of year	$156,112	$5,088,787	$5,244,899
Interest income	-	87,260	87,260
Unrealized gains	1,195	53,815	55,010
Purchases	-	1,165,744	1,165,744
Issuances and settlements	-	(2,329,298)	(2,329,298)
Transfers in and/or out of Level 3	-	-	-

Balance, end of year	$157,307	$4,066,308	$4,223,615

Year ended December 31, 2011	Common Stocks Issued by Plan Sponsor and Affiliates	Guaranteed Investment Contract	Total

Balance, beginning of year	$134,347	$6,992,283	$7,126,630
Interest income	-	128,815	128,815
Realized losses	(26,710)	-	(26,710)
Unrealized gains	100,472	100,184	200,656
Purchases	-	1,751,820	1,751,820
Issuances and settlements	(51,997)	(3,884,315)	(3,936,312)
Transfers in and/or out of Level 3	-	-	-

Balance, end of year	$156,112	$5,088,787	$5,244,899

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Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan's level 3 investments, the valuation techniques used to measure the fair value of those investments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2012.

Investment	Fair Value	Principal Valuation Technique		Unobservable Inputs	Range of Significant Input Values	Weighted Average

Guaranteed investment contract	$4,066,308	Assumed proceeds at discontinuance	(1)	Composite Crediting Rate	2.10% - 2.65%	2.48%

Common stock issued by Plan Sponsor and Affiliates	$157,307	Book value		Book value Recent selling price per share	$0 - $24.68 per share $5.05 - $12.95 per share	$7.74 per share

(1)
Fair Value is considered contract value less early withdrawal charge. The contract has a 5% surrender fee should the Plan discontinue the contract without proper notification as prescribed in the contract.  The contract cannot be sold or pledged to third parties per benefit plan agreement. Proceeds from discontinuation cannot be higher than the fair value amount reflected here.

The following investments represent 5% or more of net assets available for benefits:

December 31,	2012	2011

Mutual funds
Principal – Prin LifeTime 2030 R5 Fund	$3,260,537	$3,404,466
Principal – LargeCap S&P 500 Index R5 Fund	2,965,358	2,930,646
Principal – Diversified International R5 Fund	1,312,466	1,395,451
Principal – PIMCO Total Return A Fund	1,369,408	1,474,216
Fixed Income Guaranteed Option	4,066,308	5,088,787

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

5.            Income Tax Status

The Internal Revenue Service (IRS) ruled on June 3, 2004 that the Non-Standardized Prototype for Profit-Sharing Plan (the prototype plan of Prudential Insurance Company of America upon which the Plan is based) qualifies under section 401(a) of the Internal Revenue Code (IRC) and the Plan is, therefore, not subject to tax under present income tax law. Subsequent to this ruling, the Plan was amended and restated. The Plan Administrator applied for a new determination letter in January 2013 within IRS timeline requirements and its application remains pending with the IRS. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require disclosure or recognition of a liability (or asset) in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.            Guaranteed Investment Contract

The Plan's investment in the Principal Fixed Income Guaranteed Option (PFIGO) guaranteed investment contract with Principal Life Insurance Company (PLIC) is considered a benefit-responsive group annuity contract. PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by PLIC, along with the separately stated adjustment from fair value to contract value as of December 31, as follows:

December 31,	2012	2011

Investment, at fair value	$4,066,308	$5,088,787
Adjustment from fair value to contract value for fully benefit‑responsive investment contract	214,016	267,831

Investment, at contract value	$4,280,324	$5,356,618

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value less an administrative charge. Events that may limit the ability of the Plan to transact at contract value are not probable of occurring. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates approximated 2.48% in 2012 and 2.85% in 2011. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. PFIGO is a single-group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e., interest credited) on the group annuity contract. Changes in future interest crediting rates will not affect the amount reported as an adjustment from fair value to contract value on the statement of net assets available for benefits.

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Capitol Bancorp Limited Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2761672
Plan Number: 333

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

*	Principal Financial Group	Self-Directed Brokerage Account		**	$273,274

	Common stock issued by Plan Sponsor and affiliates
*	Capitol Bancorp Limited	2,267,124	shares	**	113,356
*	Capitol Development Bancorp Limited V	430	shares	**	1,183
*	Capitol Development Bancorp Limited VI	10	shares	**	-
*	1st Commerce Bank(1)	7,600	shares	**	532
*	Bank of Maumee	2,500	shares	**	3,675
*	Bank of San Francisco	499	shares	**	6,462
*	Capitol National Bank	4,136	shares	**	102,076
*	Mountain View Bank of Commerce	1,100	shares	**	10,934
*	Sunrise Bank(1)	4,060	shares	**	610
*	Verus Bank of Commerce	6,304	shares	**	31,835

	Total common stock issued by Plan Sponsor and affiliates				270,663

	Mutual funds
	Franklin Templeton Investments	Franklin Strat Income R Fund		**	773,079
	PIMCO Funds	PIMCO Total Return A Fund		**	1,369,408
	Vanguard Group	Vanguard Short-Term Fed Fund		**	780,679
	American Funds Service Company	Am Fds Am Bal R3 Fund		**	398,562
	American Funds Service Company	Am Fds Inv Co of Am R3 Fund		**	534,331
	American Funds Service Company	Am Fds EuroPacific Growth R3 Fund		**	201,678
*	Princor Financial Services	Prin LifeTime Str Inc R5 Fund		**	156,943
*	Princor Financial Services	Prin LifeTime 2010 R5 Fund		**	305,108
*	Princor Financial Services	Prin LifeTime 2015 R5 Fund		**	414,122
*	Princor Financial Services	Prin LifeTime 2020 R5 Fund		**	713,195
*	Princor Financial Services	Prin LifeTime 2025 R5 Fund		**	247,488
*	Princor Financial Services	Prin LifeTime 2030 R5 Fund		**	3,260,537
*	Princor Financial Services	Prin LifeTime 2035 R5 Fund		**	191,758
*	Princor Financial Services	Prin LifeTime 2040 R5 Fund		**	738,936
*	Princor Financial Services	Prin LifeTime 2045 R5 Fund		**	104,527
*	Princor Financial Services	Prin LifeTime 2050 R5 Fund		**	1,158,030
*	Princor Financial Services	Prin LifeTime 2055 R5 Fund		**	34,185
*	Princor Financial Services	Equity Income R5 Fund		**	38,260
*	Princor Financial Services	Diversified International R5 Fund		**	1,312,466
*	Princor Financial Services	LargeCap Growth R5 Fund		**	1,025,345
*	Princor Financial Services	MidCap S&P 400 Index R5 Fund		**	19,881
*	Princor Financial Services	LargeCap S&P 500 Index R5 Fund		**	2,965,358
*	Princor Financial Services	SmallCap Growth I R5 Fund		**	480,287
*	Princor Financial Services	SmallCap S&P 600 Index R5 Fund		**	6,537
*	Princor Financial Services	MidCap Growth R5 Fund		**	1,062,747
*	Princor Financial Services	MidCap Value I R5 Fund		**	155,447

Capitol Bancorp Limited Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	First American	First Amer RealEst Secs A Fund	**	$227,809
	Heartland Funds	Heartland Value Plus Fund	**	741,050
	Legg Mason	LM ClearBridge SmCp Growth Fund	**	124,648
	Oppenheimer	Oppen Developing Mkts N Fund	**	337,455
	Evergreen Funds	Wells Fargo Adv Prec Metals Fund	**	212,754
	PIMCO Funds	PIMCO CommRealRtn Str A Fund	**	106,481

	Total mutual funds			20,199,091

*	Principal Life Insurance Company	Fixed Income Guaranteed Option	**	4,280,324

*	Notes receivable from participants	(4.25% to 8.25%)	-	360,153

	Total			$25,383,505

*    A party-in-interest as defined by ERISA.
**    The cost of participant-directed investments is not required to be disclosed.

(1)	1st Commerce Bank was closed by the FDIC on June 6, 2013 and Sunrise Bank was closed by its state regulator on May 10, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITOL BANCORP LIMITED
RETIREMENT PLAN

CAPITOL BANCORP LTD.
Plan Sponsor

Date: June 24, 2013	By: /s/ Cristin K. Reid
Cristin K. Reid, Corporate President, as Trustee